Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential Investment Portfolios, Inc. 10:

We consent to the use of our reports, dated December 17, 2018, with respect to the financial statements and financial highlights of PGIM Jennison Equity Income Fund (formerly Prudential Jennison Equity Income Fund) and PGIM QMA Mid-Cap Value Fund (formerly Prudential QMA Mid-Cap Value Fund), each a series of Prudential Investment Portfolios, Inc. 10, as of October 31, 2018, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

December 21, 2018